OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

National Energy Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635812 100

(CUSIP Number)

Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp. & affiliated companies
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
Item 1. SECURITY AND ISSUER
This Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 1995 (the “Initial 13D”), by Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the “Shares”) of National Energy Group, Inc. (the “Issuer”), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998, December 13, 2000, May 16, 2003, October 2, 2003, February 1, 2005 and July 8, 2005, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Reporting Persons.
Item 4. PURPOSE OF TRANSACTION
Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:
On December 7, 2005, AREP and the Issuer issued a joint press release announcing the signing of a merger agreement, pursuant to which affiliates of the Reporting Persons will acquire the balance of the outstanding Shares not owned by the Reporting Persons. A copy of the press release is filed herewith as Exhibit 1 and a copy of the merger agreement is filed herewith as Exhibit 2.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
1. Joint Press Release of AREP and the Issuer.
2. Agreement and Plan of Merger among AREP Oil & Gas LLC, the Issuer, NEG IPOCo, Inc. and American Real Estate Holdings Limited Partnership.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 7, 2005

AREP OIL & GAS LLC
By:	American Real Estate Holdings L.P., its sole member
By:	American Property Investors, Inc., its general partner

By:	/s/ Keith Meister
Name: Keith Meister
Title: Chief Executive Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:	American Property Investors, Inc., its general partner

By:	/s/ Keith Meister
Name: Keith Meister
Title: Chief Executive Officer

AMERICAN PROPERTY INVESTORS, INC.

By:	/s/ Keith Meister
Name: Keith Meister
Title: Chief Executive Officer

AMERICAN REAL ESTATE PARTNERS, L.P.
By:	American Property Investors, Inc., its general partner

By:	/s/ Keith Meister
Name: Keith Meister
Title: Chief Executive Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN
[Signature Page of 13D Amendment No. 12 with respect to National Energy Group, Inc.]